Exhibit (a)(5)(C)

September 4, 2007

To Our Stockholders:

On behalf of the Board of Directors of Gateway, Inc., I am pleased to inform you that on August 27, 2007, Gateway, Inc. (“Gateway”) entered into a merger agreement with Acer Inc. (“Acer”) and Galaxy Acquisition Corp., a wholly owned subsidiary of Acer (“Acquisition Sub”), pursuant to which, and on the terms and subject to the conditions set forth therein, Acer would acquire Gateway.

Pursuant to the merger agreement, Acquisition Sub commenced today a cash tender offer for all of the outstanding shares of Gateway at a cash purchase price of $1.90 net per share. If the tender offer is successful, and certain conditions are satisfied or waived, then following the tender offer, Acquisition Sub will be merged into Gateway, and Gateway will become a direct or indirect wholly owned subsidiary of Acer. In this merger, all shares of Gateway common stock not tendered in the tender offer would be converted into the right to receive the same cash payment as in the tender offer, which is $1.90 net per share in cash, without interest.

Accompanying this letter are:

•	Gateway’s Solicitation/Recommendation Statement on Schedule 14D-9,

•	Acquisition Sub’s Offer to Purchase, dated September 4, 2007, which sets forth the terms and conditions of the tender offer, and

•	a Letter of Transmittal, containing instructions as to how to tender your shares into the tender offer, and related documents.

We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on October 1, 2007, unless extended by Acquisition Sub.

The Gateway Board of Directors unanimously has determined that it is advisable and in the best interests of Gateway and its stockholders for Gateway to be acquired upon the terms and subject to the conditions set forth in the merger agreement and that the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Gateway and its stockholders. The Gateway Board of Directors unanimously recommends that the stockholders of Gateway accept the tender offer and tender their shares pursuant to the tender offer.

The management and directors of Gateway thank you for the support you have given Gateway and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Richard D. Snyder
Chairman of the Board of Directors